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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------
                                   SCHEDULE TO
                                 (RULE 14D-100)

                                ----------------

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
                        LORAL SPACE & COMMUNICATIONS LTD.
                            (Name of Subject Company)
                        LORAL SPACE & COMMUNICATIONS LTD.
                      (Name of Person(s) Filing Statement)

           6% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK DUE 2006 6% SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK DUE 2007
                       (Title of Class(es) of Securities)

                      #G56462149, #543885404 AND #543885305
                            #G56462305 AND #543885602
                    (CUSIP Number of Class(es) of Securities)

                                    AVI KATZ
                        LORAL SPACE & COMMUNICATIONS LTD.
                         C/O LORAL SPACECOM CORPORATION
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                                 (212) 697-1105
           (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                                 Yaacov M. Gross
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

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                            CALCULATION OF FILING FEE

---------------------------------------------- ---------------------------------
Transaction Valuation:  $45,869,793(1)         Amount of Filing Fee:  $4,220
---------------------------------------------- ---------------------------------


(1) Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 8,084,174 shares of 6% Series C Convertible Redeemable Preferred Stock outstanding as of July 31, 2002, (b)
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3,391,688 shares of 6% Series D Convertible Redeemable Preferred Stock outstanding as of July 31, 2002, (c) the exchange ratio of $1.92 in cash and 4 shares of Common Stock, par value $.01 each, of Loral Space & Communications Ltd. for each share of Preferred Stock pursuant to the Exchange Offer, and (d) the market value per share of Common Stock, as established by the average of the high and low prices reported as of August 22, 2002 on the New York Stock Exchange.

       [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid: $4,220
                                 --------------------------------------
         Form or Registration No.: Schedule To
                                   ------------------------------------
         Filing Party: Loral Space & COmmunications Ltd.
                       ------------------------------------------------
         Date Filed: August 27, 2002
                     --------------------------------------------------

       [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ] third-party tender offer subject to Rule 14d-1.

       [x] issuer tender offer subject to Rule 13e-4.

       [ ] going-private transaction subject to Rule 13e3.

       [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2002 (the "Schedule TO"), relating to our offer to exchange (the "Exchange Offer") $1.92 in cash and 4 shares of our common stock, par value $0.01 per share ("Common Stock"), for each outstanding share of 6% Series C Convertible Redeemable Preferred Stock due 2006 ("Series C Preferred Stock") and for each outstanding share of our 6% Series D Convertible Redeemable Preferred Stock due 2007 ("Series D Preferred Stock"). The Exchange Offer shall subject to the terms and conditions described in the Exchange Offer dated August 27, 2002, as amended hereby, and the related Letter of Transmittal. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Exchange Offer.

ITEM 12. EXHIBITS.

Reference is hereby made to the Exchange Offer, dated August 27, 2002, filed as exhibit (a)(1)(A) under Item 12:

          The section of the Exchange Offer captioned "Caution as to Forward-Looking Statements," is hereby amended by deleting the first sentence in the first paragraph of such section and replacing such sentence with the following:

                   "Except for historical information, matters discussed in this Exchange Offer or statements incorporated by reference contain forward-looking statements. Forward-looking statements made in connection with this Exchange Offer do not fall within the meaning of
          Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended."

          The section of the Exchange Offer captioned "The Exchange Offer -Expiration Date; Extension; Amendments," is hereby amended by deleting the first sentence of the last paragraph of such section and replacing such sentence with the following:

                   "Except as set forth above or as otherwise required by law, without limiting the manner in which we may choose to make a public announcement of any delay, extension, termination or amendment of the Exchange Offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to a financial news service."

          The section of the Exchange Offer captioned "The Exchange Offer - Conditions" is hereby amended by deleting the introductory phrase of the first paragraph of such section and replacing such phrase with the following:

                   "Our obligation to consummate the Exchange Offer will be subject to the satisfaction or waiver, at or prior to the Expiration Date, of the following conditions:"

           The section of the Exchange Offer captioned "The Exchange Offer - Conditions" is hereby further amended by deleting the introductory phrase of the second paragraph of such section and replacing such phrase with the following:

                   "Notwithstanding any other provision set forth herein or in the Letter of Transmittal, we will not be required to accept for exchange shares of Preferred Stock tendered pursuant to the Exchange Offer and may terminate, extend or amend the Exchange Offer if (prior to the Expiration Date with respect to (1), (2) or (3) below or prior to the consummation of the Exchange Offer with respect to (4) below):"

          The section of the Exchange Offer captioned "Summary - Important Terms of the Exchange Offer," is hereby amended by deleting therefrom the sub-section entitled "Withdrawal Rights," and replacing such sub-section with the following:

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Withdrawal Rights.......................      You may withdraw tendered shares
                                              of Preferred Stock at any time
                                              prior to the Expiration Date.
                                              Thereafter, such tenders are
                                              irrevocable except that they may
                                              be withdrawn after 12:00 a.m.
                                              (midnight), New York City time,
                                              on October 25, 2002, unless
                                              theretofore accepted for
                                              exchange."

          The section of the Exchange Offer captioned "The Exchange Offer - Withdrawal of Tenders" is hereby amended by deleting the introductory phrase to the first paragraph of such section and replacing such introductory phrase with the following:

                   "To withdraw a tender of shares of Preferred Stock in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 12:00 a.m. (midnight), New York City time, on the Expiration Date. Thereafter, such tenders are irrevocable except that they may be withdrawn after 12:00 a.m. (midnight), New York City time, on October 25, 2002, unless theretofore accepted for exchange. Any notice of withdrawal must:"

          The section of the Exchange Offer captioned "Accounting Treatment" is hereby amended by adding the following sentences to the end thereof:

                   "An "induced conversion" is considered to occur when the conversion privileges, pursuant to the original terms of the instrument, are changed or additional consideration is offered to security holders for the purpose of inducing prompt conversion of the security. As a result of the "induced conversion," a dividend charge will be incurred representing the difference between the value of the Common Stock plus the cash exchanged in the Exchange Offer, and the value of the shares that were issuable under the original conversion terms of the Preferred Stock."

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         The section of the Exchange Offer captioned "Incorporation of Certain
Documents by Reference" is hereby amended by deleting the second paragraph in such section.



ITEM 12 TO THE SCHEDULE TO IS AMENDED AND SUPPLEMENTED AS FOLLOWS:



Exhibit (a)(1)(A)                     Exchange Offer, dated August 27, 2002.*
Exhibit (a)(1)(B)                     Form of Letter of Transmittal dated
                                      August 27, 2002, relating to the Exchange
                                      Offer.*
Exhibit (a)(1)(C)                     Form of Notice of Guaranteed Delivery*
Exhibit (a)(1)(D)                     Form of Letter to Brokers.*
Exhibit (a)(1)(E)                     Form of Letter to Clients.*
Exhibit (a)(1)(F)                     Text of Press Release issued by Loral
                                      Space & Communications Ltd. dated
                                      August 27, 2002.*
Exhibit (a)(1)(G)                     Text of Press Release issued by Loral
                                      Space & Communications Ltd. dated
                                      September 10, 2002.
Exhibit (h)(1)                        Opinion of Willkie Farr & Gallagher
                                      as to the material United States federal income tax consequences of the Exchange
                                      Offer.*


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* Previously filed.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               LORAL SPACE & COMMUNICATIONS LTD.



                                               By:   /s/ Avi Katz
                                                     ---------------------------
                                                     Name:  Avi Katz
                                                     Title: Vice President,
                                                            General Counsel
                                                            and Secretary
Dated:   September 11, 2002